# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gold.com, Inc., CIK 0001591588
CUSIP: 00181T107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1550 Scenic Avenue, Costa Mesa, California (CA), 92626
Date of event which requires filing of this statement: 02/04/2026
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Global Investments Fund, Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, San Salvador, El Salvador (H3), 00000, 4420 4621 1793

## Reporting persons
- Tether Global Investments Fund, S.I.C.A.F., S.A. (CIK 0002025889): type of reporting person: other (OO); citizenship or place of organization: El Salvador (H3); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 2,840,449; sole dispositive power 0; shared dispositive power 2,840,449; aggregate amount beneficially owned 2,840,449 (11.5% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 2,840,449 Common Stock, par value $0.01 per share, of Gold.com, Inc. held by TPM, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A. (f/k/a Tether Holdings, S.A. de C.V.).
  Note in relation to Item 13: This percentage is calculated based upon 24,644,386 issued and outstanding shares of Common Stock reported as outstanding as of October 31, 2025, in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2026.
- TPM, S.A. de C.V.: type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 2,840,449; sole dispositive power 0; shared dispositive power 2,840,449; aggregate amount beneficially owned 2,840,449 (11.5% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 2,840,449 Common Stock, par value $0.01 per share, of Gold.com, Inc. held by TPM, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A. (f/k/a Tether Holdings, S.A. de C.V.).
  Note in relation to Item 13: This percentage is calculated based upon 24,644,386 issued and outstanding shares of Common Stock reported as outstanding as of October 31, 2025, in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2026.
- Giancarlo Devasini (CIK 0002050373): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 0; shared voting power 2,840,449; sole dispositive power 0; shared dispositive power 2,840,449; aggregate amount beneficially owned 2,840,449 (11.5% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 2,840,449 Common Stock, par value $0.01 per share, of Gold.com, Inc. held by TPM, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A. (f/k/a Tether Holdings, S.A. de C.V.). Mr. Devasini has a greater than 50% voting interest in Tether Global Investments Fund, S.I.C.A.F., S.A. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Note in relation to Item 13: This percentage is calculated based upon 24,644,386 issued and outstanding shares of Common Stock reported as outstanding as of October 31, 2025, in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Gold.com, Inc.
Address of issuer's principal executive offices: 1550 Scenic Avenue, Costa Mesa, California (CA), 92626
Comment: This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock") of Gold.com, Inc., a Delaware corporation (the "Issuer"). The Common Stock are listed on the New York Stock Exchange under the ticker symbol "GOLD".

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Tether Global Investments Fund, S.I.C.A.F., S.A., TPM, S.A. de C.V. and Giancarlo Devasini (collectively, the "Reporting Persons"). Certain information regarding Tether Global Investments Fund, S.I.C.A.F., S.A., TPM, S.A. de C.V. and its respective executive officers and directors is set forth on Schedule A attached hereto.
Residence or business address: The principal business address of the Reporting Persons is Final Av. La Revolucion, Colonia San Benito, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, Oficina 2, Distrito de San Salvador, Municipio de San Salvador Centro, Republica de El Salvador.
Present principal occupation or employment: TPM, S.A. de C.V. is the controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A., the holding company for the Tether Group, whose principal business is primarily to make strategic investments in emerging technologies, such as artificial intelligence and peer-to-peer platforms, sustainable Bitcoin mining operations, and digital education initiatives. The Tether Group is also involved in funding and supporting projects that enhance financial inclusion and build resilient financial infrastructure worldwide. Mr. Devasini has a greater than 50% voting interest in Tether Global Investments Fund, S.I.C.A.F., S.A.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: See Item 6 of the respective cover page of each Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons acquired the Common Stock, for a purchase price of $44.50 per share, and an aggregate purchase price of $126.4 million. The source of funds was cash denominated in US dollars from the working capital of TPM, S.A. de C.V.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Based on the 24,644,386 issued and outstanding share capital of the Issuer reported as outstanding as of October 31, 2025, in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2026, the Reporting Persons beneficially own an aggregate of 2,840,449 Common Stock, representing 11.5% of the outstanding Common Stock of the Issuer.

The Reporting Persons acquired these interests in connection with the intention to enter into certain joint business arrangements to be led by the respective management teams of the parties, and may from time to time increase (through the acquisition of additional securities of the Issuer) or decrease (through the sale of all or a portion of the Common Stock) their investment in the Issuer, depending upon multiple factors, including the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, conditions in the industries and jurisdictions in which the Issuer and its subsidiaries operate, tax considerations and other factors.

On February 4, 2026, the Issuer entered into a Securities Purchase Agreement (as amended by Amendment No. 1 dated February 5, 2026, the "Purchase Agreement") with TPM, S.A. de C.V., ("TPM"), a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A. Pursuant to the Purchase Agreement, TPM has agreed to purchase an aggregate of 3,370,787 shares of the Company's common stock at a price of $44.50 per share, to be settled in two tranches in connection with a $150 million private placement of equity securities (the "PIPE Financing"). This price represents an 11.9% discount to the 10-day volume weighted average price of the Common Shares on the NYSE as of market close on February 4, 2026. The first tranche of the shares was closed on February 6, 2026, corresponding to 2,840,449 shares for an aggregate purchase price of $126.4 million. The second tranche of 530,337 shares will be acquired for an aggregate purchase price of $23.6 million following expiration or early termination the waiting period under the Hart-Scott-Rodino Act of 1976. The Purchase Agreement provides that the Company will use $20 million of the proceeds of the sale of the shares to acquire XAUT, a gold-backed stablecoin sponsored by an affiliate of TPM. The Purchase Agreement also provides that the parties have agreed to use their reasonable commercial efforts in good faith to negotiate and execute certain additional agreements relating to gold lending, gold storage and certain other related commercial arrangements, provided that these agreements must be mutually acceptable to the parties in their reasonable commercial discretion.

In connection with the PIPE Financing, the Issuer and TPM entered into an Investor Rights Agreement (the "IRA"). The IRA provides that, for so long as TPM holds at least 5% of the Issuer's outstanding shares, it will have the right to nominate members of the Issuer's board of directors in proportion to its holdings, rounded down to the nearest whole board seat, but not less than one board member. Accordingly, TPM is entitled currently and intends to nominate one director to the board, and upon receiving notice of nomination, the Issuer is obligated, as soon as practicable thereafter, to take all necessary corporate action to cause TPM's nominee to be appointed to the board. The IRA also provides TPM with customary rights to have its shares acquired pursuant to the Purchase Agreement to be registered under the Security Act of 1933, including certain customary demand and piggyback registration rights.

The Reporting Persons intend to review the Reporting Persons' investments in the Issuer from time to time and, in the course of such review, the Reporting Persons may take any of the foregoing actions with respect to their investment in the Issuer, or make other decisions or take other actions with respect to the Issuer. These decisions and actions may include communicating from time to time with the Board, members of management of the Issuer, other stockholders of the Issuer or other third parties with respect to the evaluation or implementation of strategic alternatives relating to the Issuer, engaging legal, financial, regulatory, technical, industry and/or other advisors to assist in any review or in making recommendations with respect to such decisions or actions, and taking steps to implement alternative courses of action relating to the Issuer, including courses of action that may be recommended by such advisors. Such courses of action may involve, without limitation, the proposal of or support for extraordinary corporate transactions (including an acquisition, merger, reorganization or other similar transaction or liquidation) involving the Issuer or any of its subsidiaries, including a public offer for all or part of the Issuer's securities, a business combination involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters, changes to the Board (including board composition) or management of the Issuer, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer, or any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to the Board, members of management of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 2,840,449 Common Stock, representing 11.5% of the outstanding Common Stock. This percentage is calculated based upon 24,644,386 issued and outstanding shares of Common Stock reported as outstanding as of October 31, 2025, in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has voting and dispositive power with respect to the beneficially owned 2,840,449 Common Stock.
Transactions in the class effected during the past sixty days: The information set forth in Items 3 and 4 above is hereby incorporated into this Item 5 (c) by reference, as applicable.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Securities Purchase Agreement, dated as of February 4, 2026, by and between the Issuer and TPM (incorporated by reference to Exhibit 10.1 on the Form 8-K initially filed by the Issuer with the SEC on February 9, 2026).

Exhibit 10.2 - Amendment No. 1, dated as of February 5, 2026, to Securities Purchase Agreement, by and between the Issuer and TPM (incorporated by reference to Exhibit 10.2 on the Form 8-K initially filed by the Issuer with the SEC on February 9, 2026).

Exhibit 10.3 - Investor Rights Agreement, dated as of February 4, 2026, by and between the Issuer and TPM (incorporated by reference to Exhibit 10.3 on the Form 8-K initially filed by the Issuer with the SEC on February 9, 2026).

Exhibit 10.4 - Lock-up Agreement, dated February 4, 2026, executed by TPM in favor of Issuer (incorporated by reference to Exhibit 10.4 on the Form 8-K initially filed by the Issuer with the SEC on February 9, 2026).

Exhibit 99.1 - Joint Filing Agreement by and among the Reporting Persons per Rule 13d-1(k).

Schedule A. Executive Officers and Directors.

## Signatures
- Tether Global Investments Fund, S.I.C.A.F., S.A.: /s/ Omar Rossi, Omar Rossi, Sole Administrator (02/11/2026)
- TPM, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (02/11/2026)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (02/11/2026)